Exhibit 99.1

Thomson Reuters Reports Second-Quarter 2025 Results

TORONTO, August 6, 2025 – Thomson Reuters (TSX/Nasdaq: TRI) today reported results for the second quarter ended June 30, 2025:

•	Good revenue momentum continued in the second quarter
•	Total company revenues up 3% / organic revenues up 7%
•	Organic revenues up 9% for the “Big 3” segments (Legal Professionals, Corporates and Tax & Accounting Professionals)
•	Maintained full-year 2025 outlook for organic revenue growth, adjusted EBITDA margin and free cash flow
•	Repaid Canadian $1.4 billion notes (U.S. $1.0 billion) with cash on hand in May 2025
•	Launching new agentic AI solutions leveraging Thomson Reuters content and tools for our legal, tax and accounting markets

“We saw good momentum continue in the second quarter, with revenue in-line and margins modestly ahead of our expectations”, said Steve Hasker, President and CEO of Thomson Reuters. “We remain focused on delivering product innovation across our portfolio, as exemplified by the launch of CoCounsel Legal, including Deep Research on Westlaw and guided workflows, and CoCounsel for tax, audit and accounting. With these advanced agentic AI offerings, we continue to leverage our authoritative content and deep expertise to bring transformative professional-grade AI solutions to our markets.”

Mr. Hasker added, “As we look ahead, we remain committed to a balanced capital allocation approach and continue to assess inorganic opportunities as they arise, while focusing on delivering sustained value creation through a long-term investment strategy.”

Consolidated Financial Highlights—Three Months Ended June 30

Three Months Ended June 30, (Millions of U.S. dollars, except for EPS) (unaudited)
	2025	2024	Change
IFRS Financial Measures(1)
Revenues	$1,785	$1,740	3%
Operating profit	$436	$415	5%
Diluted earnings per share (EPS)	$0.69	$1.86	-63%
Net cash provided by operating activities	$746	$705	5%

	2025	2024	Change	Change at Constant Currency
Non-IFRS Financial Measures(1)
Revenue growth in constant currency				2%
Organic revenue growth				7%
Adjusted EBITDA	$678	$646	5%	5%
Adjusted EBITDA margin	37.8%	37.1%	70bp	70bp
Adjusted EPS	$0.87	$0.85	2%	2%
Free cash flow	$566	$541	4%

(1)  In addition to results reported in accordance with International Financial Reporting Standards (IFRS), the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures, including how they are defined and reconciled to the most directly comparable IFRS measures.

Thomson Reuters Reports Second-Quarter 2025 Results

Revenues increased 3% due to 3% growth in recurring revenues (82% of total revenues) and 5% growth in transactions revenues, partly offset by a 7% decline in Global Print. Total company revenue growth was negatively impacted by net acquisitions and disposals of 5%. Foreign currency had a slightly positive impact on revenue growth.

o	Organic revenues increased 7% reflecting 9% growth in recurring revenues, 7% growth in transactions revenues and a 7% decline in Global Print.
o	The company’s “Big 3” segments reported organic revenue growth of 9% and collectively comprised 82% of total revenues.

Operating profit increased 5%, primarily due to higher revenues and a benefit from other operating gains reflected in the current-year period compared to other operating losses in the prior-year period. These items were partly offset by higher operating expenses and amortization of computer software.

o

Adjusted EBITDA, which excludes other operating gains and losses, amortization of computer software, as well as other adjustments, increased 5% and the related margin increased to 37.8% from 37.1% in the prior-year period, primarily due to higher operating leverage.

Diluted EPS decreased to $0.69 per share compared to $1.86 per share in the prior-year period. The current-year period included currency losses reflected in other finance costs or income. The prior-year period included a $468 million or a $1.04 per share non-cash tax benefit related to tax legislation enacted in Canada and an increase in value of the company’s former investment in London Stock Exchange Group (LSEG).

o

Adjusted EPS, which excludes the currency losses, the non-cash tax benefit and the increase in value of LSEG, as well as other adjustments, increased to $0.87 per share compared to $0.85 per share in the prior-year period, primarily due to higher adjusted EBITDA, partly offset by higher income tax expense and amortization of internally developed software.

Net cash provided by operating activities increased by $41 million primarily due to cash benefits from higher operating profit.

o	Free cash flow increased by $25 million as higher net cash provided by operating activities was partly offset by higher capital expenditures.

Thomson Reuters Reports Second-Quarter 2025 Results

Highlights by Customer Segment – Three Months Ended June 30

(Millions of U.S. dollars) (unaudited)

	Three Months Ended
	June 30,		Change
	2025	2024	Total	Constant Currency(1)	Organic(1)(2)

Revenues
Legal Professionals	$709	$727	-2%	-3%	8%
Corporates	472	442	7%	6%	9%
Tax & Accounting Professionals	277	250	11%	13%	11%

“Big 3” Segments Combined(1)	1,458	1,419	3%	3%	9%
Reuters News	218	205	7%	5%	5%
Global Print	114	123	-7%	-7%	-7%
Eliminations/Rounding	(5)	(7)

Total Revenues	$1,785	$1,740	3%	2%	7%

Adjusted EBITDA(1)
Legal Professionals	$339	$327	4%	3%
Corporates	169	163	3%	3%
Tax & Accounting Professionals	113	91	22%	24%

“Big 3” Segments Combined(1)	621	581	7%	6%
Reuters News	45	51	-11%	-10%
Global Print	41	43	-5%	-5%
Corporate costs	(29)	(29)	n/a	n/a

Total Adjusted EBITDA	$678	$646	5%	5%

Adjusted EBITDA Margin(1)
Legal Professionals	47.8%	45.0%	280bp	250bp
Corporates	35.7%	36.8%	-110bp	-120bp
Tax & Accounting Professionals	39.3%	36.8%	250bp	240bp
“Big 3” Segments Combined(1)	42.3%	41.0%	130bp	110bp
Reuters News	20.8%	24.8%	-400bp	-360bp
Global Print	36.0%	35.2%	80bp	50bp
Total Adjusted EBITDA Margin	37.8%	37.1%	70bp	70bp

(1)  See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures. To compute segment and consolidated adjusted EBITDA margin, the company excludes fair value adjustments related to acquired deferred revenue.

(2)  Computed for revenue growth only.

n/a:  not applicable

Unless otherwise noted, all revenue growth comparisons by customer segment in this news release are at constant currency (which excludes the impact of foreign currency) as Thomson Reuters believes this provides the best basis to measure performance.

Thomson Reuters Reports Second-Quarter 2025 Results

Legal Professionals

Revenues decreased 3% substantially due to the impact from the disposal of FindLaw, which negatively impacted recurring and transactions revenues. Organic revenue growth was 8%.

o

Recurring revenues decreased 2% (97% of total, increased 9% organic). Organic revenue growth was primarily driven by Westlaw, CoCounsel, CoCounsel Drafting, Practical Law, CLEAR, and the segment’s international businesses.

o	Transactions revenues decreased 22% (3% of total, decreased 7% organic).

Adjusted EBITDA increased 4% to $339 million.

o	The margin increased to 47.8% from 45.0% primarily reflecting the disposal of the FindLaw business and operating leverage.

Corporates

Revenues increased 6% and organic revenue growth was 9%.

o

Recurring revenues increased 8% (88% of total, increased 9% organic). Organic revenue growth was primarily driven by Indirect and Direct Tax, Pagero, Practical Law, and the segment’s international businesses.

o

Transactions revenues decreased 2% (12% of total, increased 4% organic). Organic revenue growth was primarily driven by increases in Indirect Tax, Confirmation, SurePrep and the segment’s international businesses.

Adjusted EBITDA increased 3% to $169 million.

o	The margin decreased to 35.7% from 36.8% primarily reflecting higher technology and product development costs.

Tax & Accounting Professionals

Revenues increased 13%, including the acquisition impact of SafeSend which was reflected in transactions revenues. Organic revenue growth was 11%.

o	Recurring revenues increased 9% (69% of total, all organic). Organic revenue growth was primarily driven by the segment’s Latin America business and its tax products.
o	Transactions revenues increased 23% (31% of total, increased 14% organic) primarily driven by SurePrep, SafeSend, UltraTax and Confirmation.

Adjusted EBITDA increased 22% to $113 million.

o	The margin increased to 39.3% from 36.8%, primarily reflecting operating leverage on higher revenue growth and the timing of certain expenses.

The Tax & Accounting Professionals segment is the company’s most seasonal business with approximately 60% of full-year revenues typically generated in the first and fourth quarters. As a result, the margin performance of this segment has been generally higher in the first and fourth quarters as costs are typically incurred in a more linear fashion throughout the year.

Thomson Reuters Reports Second-Quarter 2025 Results

Reuters News

Revenues increased 5%, all organic, primarily due to higher Professional and Agency revenues and a contractual price increase from our news agreement with the Data & Analytics business of LSEG.

Adjusted EBITDA decreased 11% to $45 million.

o	The margin decreased to 20.8% from 24.8% primarily due to higher editorial coverage costs and investments across the business.

Global Print

Revenues decreased 7%, all organic, driven by lower shipment volumes and the migration of customers from Global Print to Westlaw.

Adjusted EBITDA decreased 5% to $41 million, and the margin increased to 36.0% from 35.2%.

Corporate Costs

Corporate costs were $29 million in both the current and prior-year periods.

Consolidated Financial Highlights – Six Months Ended June 30

Six Months Ended June 30, (Millions of U.S. dollars, except for EPS) (unaudited)
	2025	2024	Change
IFRS Financial Measures(1)
Revenues	$3,685	$3,625	2%
Operating profit	$999	$972	3%
Diluted EPS	$1.65	$2.92	-43%
Net cash provided by operating activities	$1,191	$1,137	5%

	2025	2024	Change	Change at Constant Currency
Non-IFRS Financial Measures(1)
Revenue growth in constant currency				2%
Organic revenue growth				7%
Adjusted EBITDA	$1,487	$1,452	2%	2%
Adjusted EBITDA margin	40.1%	40.0%	10bp	-10bp
Adjusted EPS	$2.00	$1.97	2%	2%
Free cash flow	$843	$812	4%

(1)  In addition to results reported in accordance with IFRS, the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures, including how they are defined and reconciled to the most directly comparable IFRS measures.

Thomson Reuters Reports Second-Quarter 2025 Results

Revenues increased 2% due to 2% growth in recurring revenues (79% of total revenues) and 1% growth in transactions revenues, partly offset by a 7% decline in Global Print. Total company revenue growth was negatively impacted by net acquisitions and disposals of 5%. Foreign currency had no impact on revenue growth.

o	Organic revenues increased 7% reflecting 9% growth in recurring revenues, 3% growth in transactions revenues and a 6% decline in Global Print.
o	The company’s “Big 3” segments reported organic revenue growth of 9% and collectively comprised 83% of total revenues.

Operating profit increased 3%, primarily due to higher revenues and a benefit from other operating gains reflected in the current-year period compared to other operating losses in the prior-year period. These items were partly offset by higher operating expenses and amortization of computer software.

o

Adjusted EBITDA, which excludes other operating gains and losses, amortization of computer software, as well as other adjustments, increased 2% and the related margin increased slightly to 40.1% from 40.0%. Foreign currency contributed 20 basis points to the year-over-year change in adjusted EBITDA margin.

Diluted EPS decreased to $1.65 per share compared to $2.92 per share in the prior-year period. The current-year period included currency losses reflected in other finance costs or income. The prior-year period included a $468 million or $1.04 per share non-cash tax benefit related to tax legislation enacted in Canada and an increase in value of the company’s former investment in LSEG.

o

Adjusted EPS, which excludes the currency losses, the non-cash tax benefit and the increase in value of LSEG, as well as other adjustments, increased to $2.00 per share compared to $1.97 per share in the prior-year period, primarily due to higher adjusted EBITDA, partly offset by higher amortization of internally developed software.

Net cash provided by operating activities increased by $54 million primarily due to cash benefits from higher operating profit.

o	Free cash flow increased by $31 million as higher net cash provided by operating activities was partly offset by higher capital expenditures.

Thomson Reuters Reports Second-Quarter 2025 Results

Highlights by Customer Segment – Six Months Ended June 30

(Millions of U.S. dollars) (unaudited)

	Six Months Ended
	June 30,		Change
	2025	2024	Total	Constant Currency(1)	Organic(1)(2)

Revenues
Legal Professionals	$1,402	$1,448	-3%	-3%	8%
Corporates	1,013	949	7%	7%	9%
Tax & Accounting Professionals	637	578	10%	12%	11%

“Big 3” Segments Combined(1)	3,052	2,975	3%	3%	9%
Reuters News	414	415	0%	-1%	-1%
Global Print	230	247	-7%	-6%	-6%
Eliminations/Rounding	(11)	(12)

Total Revenues	$3,685	$3,625	2%	2%	7%

Adjusted EBITDA(1)
Legal Professionals	$675	$669	1%	0%
Corporates	382	356	7%	6%
Tax & Accounting Professionals	323	272	19%	20%

“Big 3” Segments Combined(1)	1,380	1,297	6%	6%
Reuters News	84	111	-24%	-25%
Global Print	85	90	-6%	-6%
Corporate costs	(62)	(46)	n/a	n/a

Total Adjusted EBITDA	$1,487	$1,452	2%	2%

Adjusted EBITDA Margin(1)
Legal Professionals	48.1%	46.2%	190bp	150bp
Corporates	37.7%	37.3%	40bp	0bp
Tax & Accounting Professionals	49.1%	47.1%	200bp	160bp
“Big 3” Segments Combined(1)	44.9%	43.5%	140bp	100bp
Reuters News	20.4%	26.6%	-620bp	-630bp
Global Print	36.9%	36.7%	20bp	-10bp
Total Adjusted EBITDA Margin	40.1%	40.0%	10bp	-10bp

(1)  See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures. To compute segment and consolidated adjusted EBITDA margin, the company excludes fair value adjustments related to acquired deferred revenue.

(2)  Computed for revenue growth only.

n/a:  not applicable

Thomson Reuters Reports Second-Quarter 2025 Results

2025 Outlook

The company maintained its 2025 full-year outlook announced on February 6, 2025, except as follows:

•

Depreciation and amortization of computer software has been updated to reflect lower amortization of internally developed software than previously forecasted. Our full-year adjusted depreciation and amortization guidance is now $825 million to $835 million, with $625 million to $635 million related to depreciation and amortization of internally developed software.

•

Net interest expense is expected to be approximately $130 million, which is below our previous guidance of approximately $150 million due to higher than previously forecasted interest rates benefiting interest income.

The company’s outlook for 2025 in the table below assumes constant currency rates and incorporates the recent SafeSend acquisition and the disposals of FindLaw and other non-core businesses, but excludes the impact of any future acquisitions or dispositions that may occur during the remainder of the year. Thomson Reuters believes that this type of guidance provides useful insight into the anticipated performance of its businesses.

The company expects its third-quarter 2025 organic revenue growth to be approximately 7% and its adjusted EBITDA margin to be approximately 36%.

The company’s 2025 outlook is forward-looking information that is subject to risks and uncertainties (see “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions”). In particular, the company continues to operate in an uncertain macroeconomic environment, reflecting ongoing geopolitical risk, uneven economic growth and an evolving interest rate and inflationary backdrop. Any worsening of the global economic or business environment, among other factors, could impact the company’s ability to achieve its outlook.

Thomson Reuters Reports Second-Quarter 2025 Results

Reported Full-Year 2024 Results and Full-Year 2025 Outlook

Total Thomson Reuters	FY 2024 Reported	FY 2025 Outlook 2/6/2025	FY 2025 Outlook 8/6/2025

Total Revenue Growth	7%	3.0 - 3.5%(2)	Unchanged

Organic Revenue Growth(1)	7%	7.0 - 7.5%	Unchanged

Adjusted EBITDA Margin(1)	38.2%	~39%	Unchanged

Corporate Costs	$105 million	$120 - $130 million	Unchanged

Free Cash Flow(1)	$1.8 billion	~$1.9 billion	Unchanged

Accrued Capex as % of Revenue(1)	8.4%	~8%	Unchanged

Depreciation & Amortization of Computer Software Depreciation & Amortization of Internally Developed Software Amortization of Acquired Software	$731 million $584 million $147 million	$835 - $855 million $635 - $655 million ~$200 million	$825 - $835 million $625 - $635 million Unchanged

Net Interest Expense	$125 million	~$150 million	~$130 million

Effective Tax Rate on Adjusted Earnings(1)	17.6%	~19%	Unchanged

“Big 3” Segments(1)	FY 2024 Reported	FY 2025 Outlook 2/6/2025	FY 2025 Outlook 8/6/2025

Total Revenue Growth	8%	~4%(2)	Unchanged

Organic Revenue Growth	9%	~9%	Unchanged

Adjusted EBITDA Margin	42.1%	~43%	Unchanged

(1)	Non-IFRS financial measures. See the “Non-IFRS Financial Measures” section below as well as the tables and footnotes appended to this news release for more information.
(2)	Total revenue growth reflects the impact of the disposals of FindLaw and other non-core businesses in December 2024.

The information in this section is forward-looking. Actual results, which will include the impact of currency and future acquisitions and dispositions completed during 2025, may differ materially from the company’s 2025 outlook. The information in this section should also be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions.”

Thomson Reuters Reports Second-Quarter 2025 Results

Debt Repayment

In May 2025, the company repaid its Canadian $1.4 billion (U.S. $1.0 billion) 2.239% notes upon maturity with cash on hand.

Dividends and Common Shares Outstanding

In February 2025, the company announced a 10% or $0.22 per share annualized increase in the dividend to $2.38 per common share, representing the 32nd consecutive year of dividend increases and the fourth consecutive 10% increase. A quarterly dividend of $0.595 per share is payable on September 10, 2025 to common shareholders of record as of August 19, 2025.

As of August 4, 2025, Thomson Reuters had approximately 450.7 million common shares outstanding.

Thomson Reuters

Thomson Reuters (TSX/Nasdaq: TRI) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. The company serves professionals across legal, tax, audit, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news. For more information, visit tr.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, such as adjusted EBITDA (other than at the customer segment level) and the related margin, free cash flow, adjusted earnings and the effective tax rate on adjusted earnings, adjusted EPS, accrued capital expenditures expressed as a percentage of revenues, net debt and leverage ratio of net debt to adjusted EBITDA, selected measures excluding the impact of foreign currency, changes in revenues computed on an organic basis as well as all financial measures for the “Big 3” segments.

Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position as well as for internal planning purposes and the company’s business outlook. Additionally, Thomson Reuters uses non-IFRS measures as the basis for management incentive programs. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

Thomson Reuters Reports Second-Quarter 2025 Results

The company’s outlook contains various non-IFRS financial measures. The company believes that providing reconciliations of forward-looking non-IFRS financial measures in its outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for purposes of its outlook only, the company is unable to reconcile these non-IFRS measures to the most directly comparable IFRS measures because it cannot predict, with reasonable certainty, the impacts of changes in foreign exchange rates which impact (i) the translation of its results reported at average foreign currency rates for the year, and (ii) other finance income or expense related to intercompany financing arrangements. Additionally, the company cannot reasonably predict the occurrence or amount of other operating gains and losses that generally arise from business transactions that the company does not currently anticipate.

ROUNDING

Other than EPS, the company reports its results in millions of U.S. dollars, but computes percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL RISKS AND MATERIAL ASSUMPTIONS

Certain statements in this news release, including, but not limited to, statements in Mr. Hasker’s comments and the “2025 Outlook” section are forward-looking. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that any of the other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond the company’s control and the effects of them can be difficult to predict.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, those discussed on pages 16-27 in the “Risk Factors” section of the company’s 2024 annual report. These and other risk factors are discussed in materials that Thomson Reuters from time-to-time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (SEC). Thomson Reuters’ annual and quarterly reports are also available in the “Investor Relations” section of tr.com.

The company’s business outlook is based on information currently available to the company and is based on various external and internal assumptions made by the company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the company believes are appropriate under the circumstances. Material assumptions and material risks may cause actual performance to differ from the company’s expectations underlying its business outlook. In particular, the global economy has experienced substantial disruption due to concerns regarding economic effects associated with the macroeconomic backdrop and ongoing geopolitical risks. The company’s business outlook assumes that uncertain macroeconomic and geopolitical conditions will continue to disrupt the economy and cause periods of volatility, however, these conditions may last substantially longer than expected and any worsening of the global economic or business environment could impact the company’s ability to achieve its outlook and affect its results and other expectations. For a discussion of material assumptions and material risks related to the company’s 2025 outlook see pages 16-17 of the company’s first-quarter management’s discussion and analysis (MD&A) for the period ended March 31, 2025. The company’s quarterly MD&A and annual report was filed with, or furnished to, the Canadian securities regulatory authorities and the U.S. SEC and are also available in the “Investor Relations” section of tr.com.

The company has provided an outlook for the purpose of presenting information about current expectations for the period presented. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release.

Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

Thomson Reuters Reports Second-Quarter 2025 Results

CONTACTS

MEDIA Gehna Singh Kareckas Senior Director, Corporate Affairs +1 613 979 4272 gehna.singhkareckas@tr.com	INVESTORS Gary Bisbee, CFA Head of Investor Relations +1 646 540 3249 gary.bisbee@tr.com

Thomson Reuters will webcast a discussion of its second-quarter 2025 results and its 2025 business outlook today beginning at 8:30 a.m. Eastern Daylight Time (EDT). You can access the webcast by visiting ir.tr.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Second-Quarter 2025 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
CONTINUING OPERATIONS
Revenues	$1,785	$1,740	$3,685	$3,625
Operating expenses	(1,124)	(1,090)	(2,232)	(2,171)
Depreciation	(28)	(29)	(55)	(57)
Amortization of computer software	(178)	(154)	(352)	(307)
Amortization of other identifiable intangible assets	(24)	(23)	(49)	(48)
Other operating gains (losses), net	5	(29)	2	(70)

Operating profit	436	415	999	972
Finance costs, net:
Net interest expense	(35)	(36)	(65)	(76)
Other finance (costs) income	(48)	2	(58)	24

Income before tax and equity method investments	353	381	876	920
Share of post-tax (losses) earnings in equity method investments	(4)	61	(10)	53
Tax (expense) benefit	(52)	402	(144)	335

Earnings from continuing operations	297	844	722	1,308
Earnings (loss) from discontinued operations, net of tax	16	(3)	25	11

Net earnings	$313	$841	$747	$1,319

Earnings (loss) attributable to:
Common shareholders	$313	$841	$747	$1,322
Non-controlling interests	—	—	—	(3)
Earnings per share:
Basic earnings (loss) per share:
From continuing operations	$0.66	$1.87	$1.60	$2.90
From discontinued operations	0.03	(0.01)	0.05	0.02

Basic earnings per share	$0.69	$1.86	$1.65	$2.92

Diluted earnings (loss) per share:
From continuing operations	$0.66	$1.87	$1.60	$2.89
From discontinued operations	0.03	(0.01)	0.05	0.03

Diluted earnings per share	$0.69	$1.86	$1.65	$2.92

Basic weighted-average common shares	450,673,826	450,364,361	450,481,106	451,244,365

Diluted weighted-average common shares	451,204,832	450,911,513	451,025,807	451,886,658

Thomson Reuters Reports Second-Quarter 2025 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	June 30, 2025	December 31, 2024
Assets
Cash and cash equivalents	$664	$1,968
Trade and other receivables	1,088	1,087
Other financial assets	63	35
Prepaid expenses and other current assets	441	400

Current assets	2,256	3,490
Property and equipment, net	375	386
Computer software, net	1,636	1,453
Other identifiable intangible assets, net	3,134	3,134
Goodwill	7,835	7,262
Equity method investments	284	269
Other financial assets	454	442
Other non-current assets	625	625
Deferred tax	1,367	1,376

Total assets	$17,966	$18,437

Liabilities and equity
Liabilities
Current indebtedness	$499	$973
Payables, accruals and provisions	892	1,091
Current tax liabilities	187	197
Deferred revenue	1,164	1,062
Other financial liabilities	112	113

Current liabilities	2,854	3,436
Long-term indebtedness	1,342	1,847
Provisions and other non-current liabilities	643	675
Other financial liabilities	212	232
Deferred tax	299	241

Total liabilities	5,350	6,431

Equity
Capital	3,578	3,498
Retained earnings	9,933	9,699
Accumulated other comprehensive loss	(895)	(1,191)

Total equity	12,616	12,006

Total liabilities and equity	$17,966	$18,437

Thomson Reuters Reports Second-Quarter 2025 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Cash provided by (used in):
Operating activities
Earnings from continuing operations	$297	$844	$722	$1,308
Adjustments for:
Depreciation	28	29	55	57
Amortization of computer software	178	154	352	307
Amortization of other identifiable intangible assets	24	23	49	48
Share of post-tax losses (earnings) in equity method investments	4	(61)	10	(53)
Deferred tax	(1)	(545)	18	(695)
Other	105	73	169	121
Changes in working capital and other items	107	189	(186)	46

Operating cash flows from continuing operations	742	706	1,189	1,139
Operating cash flows from discontinued operations	4	(1)	2	(2)

Net cash provided by operating activities	746	705	1,191	1,137

Investing activities
Acquisitions, net of cash acquired	(24)	(19)	(630)	(467)
Proceeds (payments) related to disposals of businesses and investments	5	—	5	(4)
Proceeds from sales of LSEG shares	—	610	—	1,854
Capital expenditures	(163)	(152)	(314)	(297)
Other investing activities	—	6	1	6
Taxes paid on sales of LSEG shares and disposals of businesses	—	(121)	—	(137)

Net cash (used in) provided by investing activities	(182)	324	(938)	955

Financing activities
Repayments of debt	(999)	—	(999)	(48)
Net repayments under short-term loan facilities	—	(703)	—	(139)
Payments of lease principal	(16)	(16)	(33)	(31)
Repurchases of common shares	—	(287)	—	(639)
Dividends paid on preference shares	(1)	(2)	(2)	(3)
Dividends paid on common shares	(260)	(235)	(519)	(472)
Purchase of non-controlling interests	—	(4)	—	(384)
Other financing activities	1	2	(10)	1

Net cash used in financing activities	(1,275)	(1,245)	(1,563)	(1,715)

Translation adjustments	4	(3)	6	(5)

(Decrease) increase in cash and cash equivalents	(707)	(219)	(1,304)	372
Cash and cash equivalents at beginning of period	1,371	1,889	1,968	1,298

Cash and cash equivalents at end of period	$664	$1,670	$664	$1,670

Thomson Reuters Reports Second-Quarter 2025 Results

Thomson Reuters Corporation

Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA(1)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended		Six Months Ended		Year Ended
	June 30,		June 30,		December 31,
	2025	2024	2025	2024	2024
Earnings from continuing operations	$297	$844	$722	$1,308	$2,192
Adjustments to remove:
Tax expense (benefit)	52	(402)	144	(335)	(123)
Other finance costs (income)	48	(2)	58	(24)	(45)
Net interest expense	35	36	65	76	125
Amortization of other identifiable intangible assets	24	23	49	48	91
Amortization of computer software	178	154	352	307	618
Depreciation	28	29	55	57	113

EBITDA	$662	$682	$1,445	$1,437	$2,971
Adjustments to remove:
Share of post-tax losses (earnings) in equity method investments	4	(61)	10	(53)	(40)
Other operating (gains) losses, net	(5)	29	(2)	70	(144)
Fair value adjustments*	17	(4)	34	(2)	(8)

Adjusted EBITDA(1)	$678	$646	$1,487	$1,452	$2,779

Adjusted EBITDA margin(1)	37.8%	37.1%	40.1%	40.0%	38.2%

*

Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business, which are a component of operating expenses, as well as adjustments related to acquired deferred revenue.

Thomson Reuters Corporation

Reconciliation of Net Cash Provided By Operating Activities to Free Cash Flow(1)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended		Six Months Ended		Year Ended
	June 30,		June 30,		December 31,
	2025	2024	2025	2024	2024
Net cash provided by operating activities	$746	$705	$1,191	$1,137	$2,457
Capital expenditures	(163)	(152)	(314)	(297)	(607)
Other investing activities	—	6	1	6	46
Payments of lease principal	(16)	(16)	(33)	(31)	(63)
Dividends paid on preference shares	(1)	(2)	(2)	(3)	(5)

Free cash flow(1))	$566	$541	$843	$812	$1,828

Thomson Reuters Corporation

Reconciliation of Capital Expenditures to Accrued Capital Expenditures(1)

(millions of U.S. dollars)

(unaudited)

Year Ended
December 31,
2024
Capital expenditures	$607
Remove: IFRS adjustment to cash basis	2

Accrued capital expenditures (1)	$609

Accrued capital expenditures as a percentage of revenues(1)	8.4%

(1)	Refer to page 24 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Second-Quarter 2025 Results

Thomson Reuters Corporation

Reconciliation of Net Earnings to Adjusted Earnings(1)

Reconciliation of Total Change in Adjusted EPS to Change in Constant Currency(1)

(millions of U.S. dollars, except for share and per share data)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31,
	2025	2024	2025	2024	2024
Net earnings	$313	$841	$747	$1,319	$2,207
Adjustments to remove:
Fair value adjustments*	17	(4)	34	(2)	(8)
Amortization of acquired computer software	52	37	101	75	147
Amortization of other identifiable intangible assets	24	23	49	48	91
Other operating (gains) losses, net	(5)	29	(2)	70	(144)
Other finance costs (income)	48	(2)	58	(24)	(45)
Share of post-tax losses (earnings) in equity method investments	4	(61)	10	(53)	(40)
Tax on above items(1)	(22)	(8)	(46)	(40)	(9)
Tax items impacting comparability(1)	(21)	(470)	(20)	(481)	(478)
(Earnings) loss from discontinued operations, net of tax	(16)	3	(25)	(11)	(15)
Interim period effective tax rate normalization(1)	1	(1)	(4)	(10)	—
Dividends declared on preference shares	(1)	(2)	(2)	(3)	(5)

Adjusted earnings(1)(2)	$394	$385	$900	$888	$1,701

Adjusted EPS(1)(2)	$0.87	$0.85	$2.00	$1.97

Total change	2%		2%
Foreign currency	0%		0%
Constant currency	2%		2%
Diluted weighted-average common shares (millions)	451.2	450.9	451.0	451.9

Reconciliation of Effective Tax Rate on Adjusted Earnings(1)	Year-ended December 31,
2024
Adjusted earnings	$1,701
Plus: Dividends declared on preference shares	5
Plus: Tax expense on adjusted earnings	364

Pre-tax adjusted earnings	$2,070

IFRS Tax benefit	$(123)
Remove tax related to:
Amortization of acquired computer software	33
Amortization of other identifiable intangible assets	22
Share of post-tax earnings in equity method investments	(7)
Other finance income	19
Other operating gains, net	(56)
Other items	(2)

Subtotal – Remove tax benefit on pre-tax items removed from adjusted earnings	9
Remove: Tax items impacting comparability	478

Total—Remove all items impacting comparability	487

Tax expense on adjusted earnings	$364

Effective tax rate on adjusted earnings	17.6%

*

Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business, which are a component of operating expenses, as well as adjustments related to acquired deferred revenue.

(1)	Refer to page 24 for additional information on non-IFRS financial measures.
(2)	The adjusted earnings impact of non-controlling interests, which was applicable to the six-month period ended June 30, 2024 and the year-ended December 31, 2024, was not material.

Thomson Reuters Reports Second-Quarter 2025 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues to Changes in Revenues on a Constant Currency(1) and Organic Basis(1)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended June 30,		Change
	2025	2024	Total	Foreign Currency	SUBTOTAL Constant Currency	Net Acquisitions/ (Disposals)	Organic
Total Revenues
Legal Professionals	$709	$727	-2%	0%	-3%	-11%	8%
Corporates	472	442	7%	0%	6%	-2%	9%
Tax & Accounting Professionals	277	250	11%	-2%	13%	2%	11%

“Big 3” Segments Combined(1)	1,458	1,419	3%	0%	3%	-6%	9%
Reuters News	218	205	7%	2%	5%	0%	5%
Global Print	114	123	-7%	0%	-7%	0%	-7%
Eliminations/Rounding	(5)	(7)

Total Revenues	$1,785	$1,740	3%	0%	2%	-5%	7%

Recurring Revenues
Legal Professionals	$689	$702	-2%	0%	-2%	-11%	9%
Corporates	413	382	8%	0%	8%	-2%	9%
Tax & Accounting Professionals	190	179	7%	-2%	9%	0%	9%

“Big 3” Segments Combined(1)	1,292	1,263	2%	0%	2%	-7%	9%
Reuters News	176	164	8%	2%	6%	0%	6%
Eliminations/Rounding	(5)	(7)

Total Recurring Revenues	$1,463	$1,420	3%	0%	3%	-6%	9%

Transactions Revenues
Legal Professionals	$20	$25	-20%	2%	-22%	-14%	-7%
Corporates	59	60	-2%	1%	-2%	-6%	4%
Tax & Accounting Professionals	87	71	22%	-1%	23%	8%	14%

“Big 3” Segments Combined(1)	166	156	6%	0%	6%	-2%	8%
Reuters News	42	41	3%	2%	1%	0%	1%

Total Transactions Revenues	$208	$197	5%	1%	5%	-2%	7%

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 24 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Second-Quarter 2025 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues to Changes in Revenues on a Constant Currency(1) and Organic Basis(1)

(millions of U.S. dollars)

(unaudited)

	Six Months Ended June 30,		Change
	2025	2024	Total	Foreign Currency	SUBTOTAL Constant Currency	Net Acquisitions/ (Disposals)	Organic
Total Revenues
Legal Professionals	$1,402	$1,448	-3%	0%	-3%	-11%	8%
Corporates	1,013	949	7%	0%	7%	-2%	9%
Tax & Accounting Professionals	637	578	10%	-2%	12%	2%	11%

“Big 3” Segments Combined(1)	3,052	2,975	3%	-1%	3%	-6%	9%
Reuters News	414	415	0%	1%	-1%	0%	-1%
Global Print	230	247	-7%	0%	-6%	0%	-6%
Eliminations/Rounding	(11)	(12)

Total Revenues	$3,685	$3,625	2%	0%	2%	-5%	7%

Recurring Revenues
Legal Professionals	$1,364	$1,400	-2%	0%	-2%	-11%	9%
Corporates	813	752	8%	0%	8%	-2%	10%
Tax & Accounting Professionals	397	378	5%	-3%	8%	0%	8%

“Big 3” Segments Combined(1)	2,574	2,530	2%	-1%	2%	-7%	9%
Reuters News	351	328	7%	0%	6%	0%	6%
Eliminations/Rounding	(11)	(12)

Total Recurring Revenues	$2,914	$2,846	2%	0%	3%	-6%	9%

Transactions Revenues
Legal Professionals	$38	$48	-22%	1%	-23%	-17%	-6%
Corporates	200	197	1%	0%	1%	-3%	5%
Tax & Accounting Professionals	240	200	20%	-1%	20%	5%	15%

“Big 3” Segments Combined(1)	478	445	7%	0%	7%	-2%	9%
Reuters News	63	87	-27%	2%	-29%	0%	-29%

Total Transactions Revenues	$541	$532	1%	0%	1%	-2%	3%

	Year Ended December 31,		Change
	2024	2023	Total	Foreign Currency	SUBTOTAL Constant Currency	Net Acquisitions/ (Disposals)	Organic
Total Revenues
Legal Professionals	$2,922	$2,807	4%	0%	4%	-3%	7%
Corporates	1,844	1,620	14%	0%	14%	4%	10%
Tax & Accounting Professionals	1,165	1,058	10%	-1%	11%	1%	10%

“Big 3” Segments Combined(1)	5,931	5,485	8%	0%	8%	0%	9%
Reuters News	832	769	8%	0%	8%	2%	6%
Global Print	519	562	-8%	0%	-7%	0%	-7%
Eliminations/Rounding	(24)	(22)

Total Revenues	$7,258	$6,794	7%	0%	7%	0%	7%

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 24 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Second-Quarter 2025 Results

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA(1) and Related Margin(1) to Changes on a Constant Currency Basis(1)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended June 30,		Change
	2025	2024	Total	Foreign Currency	Constant Currency
Adjusted EBITDA(1)
Legal Professionals	$339	$327	4%	1%	3%
Corporates	169	163	3%	1%	3%
Tax & Accounting Professionals	113	91	22%	-2%	24%

“Big 3” Segments Combined(1)	621	581	7%	1%	6%
Reuters News	45	51	-11%	0%	-10%
Global Print	41	43	-5%	1%	-5%
Corporate costs	(29)	(29)	n/a	n/a	n/a

Total Adjusted EBITDA	$678	$646	5%	0%	5%

Adjusted EBITDA Margin(1)
Legal Professionals	47.8%	45.0%	280bp	30bp	250bp
Corporates	35.7%	36.8%	-110bp	10bp	-120bp
Tax & Accounting Professionals	39.3%	36.8%	250bp	10bp	240bp
“Big 3” Segments Combined(1)	42.3%	41.0%	130bp	20bp	110bp
Reuters News	20.8%	24.8%	-400bp	-40bp	-360bp
Global Print	36.0%	35.2%	80bp	30bp	50bp
Total Adjusted EBITDA Margin	37.8%	37.1%	70bp	0bp	70bp

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA(1) and Related Margin(1) to Changes on a Constant Currency Basis(1)

(millions of U.S. dollars)

(unaudited)

	Six Months Ended June 30,		Change
	2025	2024	Total	Foreign Currency	Constant Currency
Adjusted EBITDA(1)
Legal Professionals	$675	$669	1%	1%	0%
Corporates	382	356	7%	1%	6%
Tax & Accounting Professionals	323	272	19%	-1%	20%

“Big 3” Segments Combined(1)	1,380	1,297	6%	0%	6%
Reuters News	84	111	-24%	1%	-25%
Global Print	85	90	-6%	0%	-6%
Corporate costs	(62)	(46)	n/a	n/a	n/a

Total Adjusted EBITDA	$1,487	$1,452	2%	0%	2%

Adjusted EBITDA Margin(1)
Legal Professionals	48.1%	46.2%	190bp	40bp	150bp
Corporates	37.7%	37.3%	40bp	40bp	0bp
Tax & Accounting Professionals	49.1%	47.1%	200bp	40bp	160bp
“Big 3” Segments Combined(1)	44.9%	43.5%	140bp	40bp	100bp
Reuters News	20.4%	26.6%	-620bp	10bp	-630bp
Global Print	36.9%	36.7%	20bp	30bp	-10bp
Total Adjusted EBITDA Margin	40.1%	40.0%	10bp	20bp	-10bp

n/a: not applicable

Growth percentages and margins are computed using whole dollars. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 24 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Second-Quarter 2025 Results

Reconciliation of adjusted EBITDA margin(1)

To compute segment and consolidated adjusted EBITDA margin, the company excludes fair value adjustments related to acquired deferred revenue from its IFRS revenues. The charts below reconcile IFRS revenues to revenues used in the calculation of adjusted EBITDA margin, which excludes fair value adjustments related to acquired deferred revenue.

Three Months Ended June 30, 2025
(millions of U.S. dollars) (unaudited)	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA Margin
Legal Professionals	$709	—	$709	$339	47.8%
Corporates	472	—	472	169	35.7%
Tax & Accounting Professionals	277	$10	287	113	39.3%

“Big 3” Segments Combined(1)	1,458	10	1,468	621	42.3%
Reuters News	218	—	218	45	20.8%
Global Print	114	—	114	41	36.0%
Eliminations/ Rounding	(5)	—	(5)	—	n/a
Corporate costs	—	—	—	(29)	n/a

Consolidated totals	$1,785	$10	$1,795	$678	37.8%

Six Months Ended June 30, 2025
(millions of U.S. dollars) (unaudited)	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA Margin
Legal Professionals	$1,402	—	$1,402	$675	48.1%
Corporates	1,013	—	1,013	382	37.7%
Tax & Accounting Professionals	637	$20	657	323	49.1%

“Big 3” Segments Combined(1)	3,052	20	3,072	1,380	44.9%
Reuters News	414	—	414	84	20.4%
Global Print	230	—	230	85	36.9%
Eliminations/ Rounding	(11)	—	(11)	—	n/a
Corporate costs	—	—	—	(62)	n/a

Consolidated totals	$3,685	$20	$3,705	$1,487	40.1%

Three Months Ended June 30, 2024
(millions of U.S. dollars) (unaudited)	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA Margin
Legal Professionals	$727	—	$727	$327	45.0%
Corporates	442	$2	444	163	36.8%
Tax & Accounting Professionals	250	—	250	91	36.8%

“Big 3” Segments Combined(1)	1,419	2	1,421	581	41.0%
Reuters News	205	—	205	51	24.8%
Global Print	123	—	123	43	35.2%
Eliminations/ Rounding	(7)	—	(7)	—	n/a
Corporate costs	—	—	—	(29)	n/a

Consolidated totals	$1,740	$2	$1,742	$646	37.1%

n/a: not applicable

Margins are computed using whole dollars, as a result, margins calculated from reported amounts may differ from those presented due to rounding.

(1)	Refer to page 24 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Second-Quarter 2025 Results

Reconciliation of adjusted EBITDA margin(1)

Six Months Ended June 30, 2024
(millions of U.S. dollars) (unaudited)	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA Margin
Legal Professionals	$1,448	—	$1,448	$669	46.2%
Corporates	949	$5	954	356	37.3%
Tax & Accounting Professionals	578	—	578	272	47.1%

“Big 3” Segments Combined(1)	2,975	5	2,980	1,297	43.5%
Reuters News	415	1	416	111	26.6%
Global Print	247	—	247	90	36.7%
Eliminations/ Rounding	(12)	—	(12)	—	n/a
Corporate costs	—	—	—	(46)	n/a

Consolidated totals	$3,625	$6	$3,631	$1,452	40.0%

Thomson Reuters Corporation

“Big 3” Segments and Consolidated Adjusted EBITDA(1) and the Related Margins(1)

(millions of U.S. dollars)

(unaudited)

Year Ended
December 31,
2024
Adjusted EBITDA(1)
Legal Professionals	$1,302
Corporates	671
Tax & Accounting Professionals	527

“Big 3” Segments Combined(1)	2,500
Reuters News	196
Global Print	188
Corporate costs	(105)

Total Adjusted EBITDA	$2,779

“Big 3” Segments Combined(1)
Adjusted EBITDA	$2,500
Revenues, excluding $7 million of fair value adjustments to acquired deferred revenue	$5,938
Adjusted EBITDA margin	42.1%
Consolidated(1)
Adjusted EBITDA	$2,779
Revenues, excluding $9 million of fair value adjustments to acquired deferred revenue	$7,267
Adjusted EBITDA margin	38.2%

n/a: not applicable

Margins are computed using whole dollars, as a result, margins calculated from reported amounts may differ from those presented due to rounding.

(1)	Refer to page 24 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Second-Quarter 2025 Results

Thomson Reuters Corporation

Reconciliation of Net Debt(1) and Leverage Ratio of Net Debt to Adjusted EBITDA(1)

(millions of U.S. dollars)

(unaudited)

	June 30, 2025	December 31, 2024
Current indebtedness	$499	$973
Long-term indebtedness	1,342	1,847

Total debt	1,841	2,820
Swaps	—	21

Total debt after swaps	1,841	2,841
Remove fair value adjustments for hedges	—	5

Total debt after currency hedging arrangements	1,841	2,846
Remove transaction costs, premiums or discounts, included in the carrying value of debt	28	22
Add: Lease liabilities (current and non-current)	252	256
Less: Cash and cash equivalents	(664)	(1,968)

Net debt	$1,457	$1,156

Leverage ratio of net debt to adjusted EBITDA
Adjusted EBITDA	$2,814	$2,779
Net debt/adjusted EBITDA	0.5:1	0.4:1

(1)	Refer to page 24 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Second-Quarter 2025 Results

Non-IFRS Financial Measures	Definition	Why Useful to the Company and Investors

Adjusted EBITDA and the related margin

Represents earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of computer software and other identifiable intangible assets, Thomson Reuters share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges and fair value adjustments, including those related to acquired deferred revenue.

The related margin is adjusted EBITDA expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.

Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that the company does not consider to be controllable activities for this purpose.

Also, represents a measure commonly reported and widely used by investors as a valuation metric, as well as to assess the company’s ability to incur and service debt.

Adjusted earnings and adjusted EPS

Net earnings or loss including dividends declared on preference shares but excluding the post-tax impacts of fair value adjustments, including those related to acquired deferred revenue, amortization of acquired intangible assets (attributable to other identifiable intangible assets and acquired computer software), other operating gains and losses, certain asset impairment charges, other finance costs or income, Thomson Reuters share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. Acquired intangible assets contribute to the generation of revenues from acquired companies, which are included in the company’s computation of adjusted earnings.

The post-tax amount of each item is excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders.

Provides a more comparable basis to analyze earnings. These measures are commonly used by shareholders to measure performance.

Effective tax rate on adjusted earnings

Adjusted tax expense divided by pre-tax adjusted earnings. Adjusted tax expense is computed as income tax (benefit) expense plus or minus the income tax impacts of all items impacting adjusted earnings (as described above), and other tax items impacting comparability.

In interim periods, the company also makes an adjustment to reflect income taxes based on the estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods but has no effect on full-year income taxes.

Provides a basis to analyze the effective tax rate associated with adjusted earnings.

The company’s effective tax rate computed in accordance with IFRS may be more volatile by quarter because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year. Therefore, the company believes that using the expected full-year effective tax rate provides more comparability among interim periods.

Free cash flow	Net cash provided by operating activities and other investing activities, less capital expenditures, payments of lease principal and dividends paid on the company’s preference shares.	Helps assess the company’s ability, over the long term, to create value for its shareholders as it represents cash available to repay debt, pay common dividends, fund share repurchases and acquisitions.

Changes before the impact of foreign currency or at “constant currency”	The changes in revenues, adjusted EBITDA and the related margin, and adjusted EPS before currency (at constant currency or excluding the effects of currency) are determined by converting the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.	Provides better comparability of business trends from period to period.

Changes in revenues computed on an “organic” basis	Represent changes in revenues of the company’s existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods.	Provides further insight into the performance of the company’s existing businesses by excluding distortive impacts and serves as a better measure of the company’s ability to grow its business over the long term.

Accrued capital expenditures as a percentage of revenues	Accrued capital expenditures divided by revenues, where accrued capital expenditures include amounts that remain unpaid at the end of the reporting period. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.	Reflects the basis on which the company manages capital expenditures for internal budgeting purposes.

“Big 3” segments	The company’s combined Legal Professionals, Corporates and Tax & Accounting Professionals segments. All measures reported for the “Big 3” segments are non-IFRS financial measures.	The “Big 3” segments comprised approximately 80% of revenues and represent the core of the company’s business information service product offerings.

Net debt and leverage ratio of net debt to adjusted EBITDA

Net debt is total indebtedness (excluding the associated unamortized transaction costs and premiums or discount) plus the currency related fair value of associated hedging instruments, and lease liabilities less cash and cash equivalents.

Net debt to adjusted EBITDA is net debt divided by adjusted EBITDA for the previous twelve-month period ending with the current fiscal quarter.

Provides a commonly used measure of a company’s leverage and its ability to pay its debt. Given that the company hedges some of its debt to reduce risk, the company includes hedging instruments as it believes it provides a better measure of the total obligation associated with its outstanding debt. However, because the company intends to hold its debt and related hedges to maturity, the company does not consider the interest components of the associated fair value of hedges in its measurements. The company reduces gross indebtedness by cash and cash equivalents.

The company’s non-IFRS measure is aligned with the calculation of its internal target and is more conservative than the maximum ratio allowed under the contractual covenants in its credit facility.

Please refer to reconciliations for the most directly comparable IFRS financial measures.